Meeting of Stockholders - Voting Results

On May 3, 2010, the Fund held its Annual Meeting of Stockholders to consider the election of Directors of the Fund. The following votes were recorded:

Election of Richard I. Barr as Director of the Fund (both common and preferred stockholders vote)	# of Votes Cast	% of Votes Cast

Affirmative	3,996,766	98.11%
Withheld	77,121	1.89%
TOTAL	4,073,887	100.00%

Election of John S. Horejsi as Director of the Fund (only preferred stockholders vote)	# of Votes Cast	% of Votes Cast
Affirmative	228	97.02%
Withheld	7	2.98%
TOTAL	235	100.00%